Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Filing of 2021 Annual Report on Form 20-F

Beijing, August 3, 2022 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE:XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces that on July 29, 2022, it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission (the “SEC”). An electronic copy of the annual report on Form 20-F can be accessed on Xinyuan’s investor relations website at http://ir.xyre.com/financials/annual-reports and on the SEC’s website at www.sec.gov (http://www.sec.gov/). Shareholders may receive a hard copy of Xinyuan’s audited financial statements for the fiscal year ended December 31, 2021 free of charge upon request. Requests should be submitted to irteam@xyre.com (mailto: irteam@xyre.com).

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com